CUSIP No. 35804E 103

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fresh Harvest Products, Inc.
(Name of Issuer)

Common Stock

$0.0001 Par Value

 (Title of Class of Securities)

35804E 103
(CUSIP Number)

Dominick Cingari

Fresh Harvest Products, Inc.

280 Madison Avenue, Suite 1005

New York, New York 10016

Copy to:

Clayton E. Parker, Esq.

K&L Gates LLP

200 South Biscayne Boulevard, Suite 3900

Miami, Florida 33131

(305) 539-3300

_________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

CUSIP No. 35804E 103

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SCHEDULE 13D

1	NAME OF REPORTING PERSON
Dominick Cingari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,350,000 shares of common stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
11,350,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,350,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6% of common stock(1)
14	TYPE OF REPORTING PERSON
IN

(1) Applicable percentage of ownership is based on 435,000,300 shares of common stock outstanding as of September 16, 2011.

CUSIP No. 35804E 103

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Item 1.

Security And Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fresh Harvest Products, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 280 Madison Avenue, Suite 1005, New York, New York 10016.

Item 2.

Identity And Background

(a)	This Schedule 13D is being filed by Dominick Cingari (the “Reporting Person”).

(b)	The business address of the Reporting Person is 280 Madison Avenue, Suite 1005, New York, New York 10016.

(c)	The Reporting Person is a a Vice President at Grade A ShopRite Supermarkets. The Reporting Person’s business address is 360 Connecticut Avenue, Norwalk, CT 06854.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.

Source And Amount Of Funds Or Other Consideration

On March 4, 2011, the Issuer issued 100,000 shares of Series A Preferred Stock to the Reporting Person as a fee for his service on the Issuer’s Board of Directors.

On September 16, 2011, pursuant to the terms of the Issuer’s Certificate of Designations of Series A Convertible Preferred Stock (the “Certificate of Designations”) each outstanding share of Series A Preferred Stock was converted into one hundred (100) shares of Common Stock.

Item 4.  Purpose Of Transaction

See Item 3 with respect to the consideration for the issuance of the Series A Preferred Stock.

Item 5.  Interest In Securities Of The Issuer

(a)-(b)  As of September 16, 2011, the Reporting Person holds 11,350,000 shares of Common Stock (the Reporting Person has the sole power to vote and to dispose of such shares).  As of September 16, 2011, the Reporting Person beneficially owns 2.6% of the Issuer’s Common Stock.  Such percentage ownership is based on 435,000,300 shares of Common Stock outstanding as of September 16, 2011.

(c)

See Item 3.

(d)

Not applicable.

(e)

The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on September 16, 2011.

Item 6.  Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Person is a member of the Board of Directors of the Issuer.

CUSIP No. 35804E 103

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Item 7.  Material to be Filed as Exhibits

Not applicable.

CUSIP No. 35804E 103

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2011

REPORTING PERSON:

Dominick Cingari

/s/ Dominick Cingari